FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
UNDER the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The documents listed below in this Section and filed as Exhibits 13.1 and 13.2 to this form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-200773

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the nine month period ended March 31, 2016.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2016.

II

The document listed below as Exhibit 99.1 to this Form 6-K is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended:

99.1	Press release dated May 3, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/Donald Tremblay
Donald Tremblay
Chief Financial Officer

Date: May 3, 2016

EXHIBIT INDEX

13.1	Consolidated comparative interim unaudited financial statements of the registrant for the nine month period ended March 31, 2016.
13.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2016.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer regarding Periodic Report Containing Financial Statements.
32.2	Certification of Chief Financial Officer regarding Periodic Report Containing Financial Statements.
99.1	Press release dated May 3, 2016.